ITEM 1

COMMON SHARE CONSOLIDATION AND NAME CHANGE

TORONTO, ON / ACCESSWIRE / April 27, 2017 / INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF, CSE: ISP) ("ICE" or the "Company"), announces that pursuant to shareholder approval received at the Annual and Special Meeting of Shareholders held on February 29, 2016, the Company has filed Articles of Amendment to be effective May 26, 2017, consolidating the common shares of Intelligent Content Enterprises Inc., on the basis of one (1) new common share for every ten (10) old common shares (the “Consolidation”), and changing its name to NOVICIUS CORP. No fractional shares shall be issued as a result of the Consolidation, and if any fractional share would otherwise result from the Consolidation, such fractional share shall be rounded up to the nearest whole share. Accordingly, the capitalization of the Corporation will be consolidated from 26,577,890 common shares issued and outstanding to approximately 2,657,789 common shares issued and outstanding under the new name NOVICIUS CORP.

The Company will issue further updates with respect to the new ISIN number, the new CUSIP number and new the trading symbols on the OTCQB and CSE upon availability.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emergent Media and Internet company that focuses on the experience of the website user. ICE’s strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

For further information, please contact:

Intelligent Content Enterprises Inc. Attention Ritwik Uban

Investor Relations: investorrelations@icecoe.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244